UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice Concerning BTMU’s Capital Alliance with JACCS

Tokyo, February 25, 2008 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), resolved at a meeting of its board of directors held today that BTMU will underwrite the entire third-party allotment of new shares to be conducted by JACCS, Co., Ltd. (JACCS).

1.	Summary of underwriting the third-party allotment of new shares

Through underwriting this third-party allotment of new shares, BTMU’s holding of JACCS shares will increase to 20%, and JACCS will become an equity method affiliate of BTMU. The alliance is in accordance with the ‘Basic Agreement Concerning a Business and Capital Alliance by JACCS, Mitsubishi UFJ NICOS, Mitsubishi UFJ Financial Group and Bank of Tokyo-Mitsubishi UFJ’, announced on September 20, 2007.

We believe that JACCS will achieve steady growth as part of MUFG’s consumer finance strategy.

Based on the abovementioned agreement and on the ‘Conclusion of a Share Purchase Contract with Mitsubishi UFJ NICOS for Succession of its Installment Products Business’ announced on October 31, 2007, JACCS will inherit the installment products business of Mitsubishi UFJ NICOS from April 1, 2008. This will allow JACCS to swiftly strengthen its marketing base and network, while dramatically increasing its cost competitiveness by inheriting only essential employees and locations.

Cost competitiveness in the credit card business will also be enhanced by the sharing of credit card processing operations with Mitsubishi UFJ NICOS.

Based on these initiatives, on November 2, 2007, JACCS announced its new Three-year Medium Term Business Plan and Five-Year Targets, including its determination to pursue a growth strategy aimed at achieving ordinary income of ¥20 billion in fiscal 2012.

Since 1997, JACCS has operated with loan interest rates set within the interest rate limits specified by Japan’s Interest Limitation Law. Neither repayment of excess interest payments nor reduction of existing interest rates have had any significant effect on JACCS, which is well positioned to steadily implement its formulated strategy.

2.	Profile of JACCS

(1) Trade name: JACCS, Co., Ltd.

(2) Representative: Director, Naoe Sugimoto

(3) Location:	2-5 Wakamatsu-cho, Hakodate City, Hokkaido (Registered headquarters)
4-1-18 Ebisu, Shibuya-ku, Tokyo (Head office)

(4) Established: June 29, 1954

(5)	Principal business: Shopping credit, auto loans, credit cards, loan cards, credit guarantee, housing loan guarantee, collection agency

(6)	Fiscal year end: March

(7)	Capital: 11.651 billion yen (As of September 30, 2007)

(8)	Total number of issued shares: 147,180,808 (As of September 30, 2007)

(9)	Number of employees: 3,056 (consolidated); 2,959 (non-consolidated) (As of September 30, 2007)

(10)	Recent business performance:

	Millions of yen
	FY ended March 31, 2005	FY ended March 31, 2006	FY ended March 31, 2007
Operating revenue	144,905	149,700	154,903
Operating profits	13,360	15,140	5,325
Ordinary profits	13,421	15,185	5,272
Net income	7,807	8,857	2,873
Total assets	2,812,645	2,797,953	2,833,124
Net assets	94,527	107,300	105,347

(11)	Major shareholders

Name	Number of shares held (‘000)	Shareholding
Dai-ichi Mutual Life Insurance Company	7,999	5.43%
Master Trust Bank of Japan (trust accounts)	7,447	5.05%
Bank of Tokyo-Mitsubishi UFJ	6,864	4.66%
Meiji Yasuda Life Insurance Company	6,588	4.47%
Mizuho Corporate Bank	5,630	3.82%
Pioneer Investment Corporation	3,661	2.48%
Japan Trustee Services (Trust Account 4)	3,654	2.48%
Sony Finance International	3,630	2.46%
Tokio Marine & Nichido Fire Insurance	3,573	2.42%
Goldman Sachs International	3,226	2.19%

3.	Details of underwriting of third-party allotment of new shares

(1)	Number of shares:	28,215,000 ordinary shares

(2)	Underwriting price per share:	¥318

(3)	Total underwriting amount:	¥8,972,370,000

(4)	Subscription date:	March 17, 2008

(5)	Payment date:	March 17, 2008

4.	Number of shares underwritten; underwriting price; number of shares before and after underwriting

(1)	Shares held before underwriting:	6,864,845 (ownership ratio: 4.66%)

(2)	Shares to be acquired:	28,215,000

(3)	Shares after underwriting:	35,079,845 (ownership ratio: 20.00%)

5.	Outlook

Through underwriting this third-party allotment of new shares, BTMU’s holding of voting rights of JACCS shares will exceed 20%, and JACCS will become an equity method affiliate of BTMU. The abovementioned event will have no material impact on MUFG’s consolidated earnings forecast for the fiscal year ending March 31, 2008.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950